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EXHIBIT (a)(5)(C)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

	)	C.A. No.
BARRY BEDFORD, individually and on behalf of all others	)
similarly situated,	)
)
)
	)	CLASS ACTION
	)	COMPLAINT
Plaintiff,	)
— against —	)
)
MAGNA ENTERTAINMENT CORP., MI DEVELOPMENTS,	)
INC., FRANK STRONACH, BRIAN V. TOBIN, JIM	)
McALPINE, JERRY D. CAMPBELL, WILLIAM G. DAVIS,	)
LOUIS E. LATAIF, EDWARD C. LUMLEY, WILLIAM J.	)
MENEAR, AND GINO RONCELLI,	)
)
Defendants.	)

        Plaintiff alleges on information and belief, except for those allegations which pertain to plaintiff which are alleged upon personal knowledge, as follows:

        1.     Plaintiff is and has been at all relevant times the owner of Class A common stock of Magna Entertainment Corp. ("MEC" or the "Company").

        2.     MEC is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at 337 Magna Drive, Aurora, Ontario, Canada. MEC acquires, develops and operates horse racetracks and related wagering operations. As of May 31, 2004, MEC had issued and outstanding 48.8 million shares or Class A common stock (one vote per share), and 58.4 million shares of Class B common stock (20 votes per share). MI Developments, Inc. ("MI") owned 100% of the Class B and 4.3 million or 16% of the Class A, representing voting power of 96% of all outstanding stock.

        3.     Defendant MI is a real estate development company founded by Frank Stronach.

        4.         a)    Defendant Frank Stronach ("Stronach") is the Chairman of MEC, and the founder of MI.

          b)    Defendant Brian V. Tobin ("Tobin") is Vice-Chairman of MEC and CEO of MI.

          c)     Defendant Jim McAlpine ("McAlpine") is President and CEO of MEC and Vice Chairman of Magna International ("Magna"), an affiliate of MI.

          d)    Defendant William G. Davis ("Davis") is a director of MEC and a director of MI and Magna.

          e)    Defendant Louis E. Lataif ("Lataif") is a director of MEC and a director of Intier Automotive Inc. ("Intier"), an affiliate of MI.

          f)     Defendant Edward C. Lumley ("Lumley") is a director of MEC and a director of both MI and Intier.

          g)     Defendant William J. Menear ("Menear") is a director of MEC.

          h)    Defendant Gino Roncelli ("Roncelli") is a director of MEC.

        5.     The individual defendants named above in paragraph 5 (the "Individual Defendants"), as officers and/or directors of the Company, and MI, as the majority stockholder of MEC, owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

CLASS ACTION ALLEGATIONS

        6.     Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

        7.     This action is properly maintainable as a class action for the following reasons:

          a)    The Class is so numerous that joinder of all members is impracticable. As of May, 2004, there were hundreds of shareholders of record of MEC Class A common stock and likely many more beneficial owners.

          b)    There are questions of law and fact which arc common to the Class, including, inter alia, the following: (i) whether MI and the Individual Defendants have engaged and are continuing to engage in a plan and scheme to benefit themselves at the expense of the members of the Class; (ii) whether the Individual Defendants, and MI, as majority stockholder of MEC, have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care, and candor; (iii) whether MI and the Individual Defendants have disclosed all material facts in connection with the challenged transaction; and (iv) whether plaintiff and the other members of the Class would be irreparably damaged if MI and the Individual Defendants are not enjoined from the conduct described herein.

        8.     The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by MI's and the Individual Defendants' actions.

        9.     Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

        10.   The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

        11.   Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

BACKGROUND AND SUBSTANTIVE ALLEGATIONS

        12.   On July 13, 2004, MI announced in a press release that it had offered to acquire all of the outstanding shares of MEC's Class A common stock owned by public shareholders at a price of $1.05 per share (the "Offer"). MI currently hold approximately 96% of MEC's voting power.

        13.   On the news, MEC traded over the price in the Offer, going as high as $7.07 per share.

        14.   Because MI controls a majority of the Company's common stock, no third party will likely bid for MEC. MI, as the majority shareholder, will be able to proceed with the Offer without an auction or other type of market check to maximize value for the public shareholders. Indeed, the paltry premium being paid reflects that lack of market check.

        15.   MI and the Individual Defendants are intent on paying the lowest possible price to Class members, even though MI and the Individual Defendants are duty-bound to maximize shareholder value. MI and the Individual Defendants who are also affiliated with MI (and who constitute the majority of the Board) have clear and material conflicts of interest in the Offer.

        16.   Because of its control over the Company and MEC's Board of Directors, Ml is in a position to dictate the terms of the Offer. The Individual Defendants are beholden to MI for their positions and the perquisites which they enjoy therefrom and cannot represent or protect the interests of the Company's public shareholders with impartiality and vigor. Any "special committee" of MEC directors will therefore be unable to objectively and fairly consider the Offer.

        17.   The Offer is in violation of MI's and the Individual Defendants' fiduciary duties and has been timed and structured unfairly in that:

          a)    MI, by virtue of, among other things, its voting and ownership power, controls and dominates the Board of Directors of MEC;

          b)    MI and the Individual Defendants have unique knowledge of the Company and have access to information denied or unavailable to the class. Without all material information, Class members are unable to determine whether the price offered in the transaction is fair; and

          c)     MI and the Individual Defendants have violated their duty of fair dealing by manipulating the timing of the transaction to benefit MI at the expense of the plaintiff and the Class.

        18.   Similarly, the Individual Defendants owe fiduciary duties to the Company's shareholders, but because they are dominated, controlled and beholden to MI as described above, they cannot not fairly discharge their duties.

        19.   Unless enjoined by this Court, MI and the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Offer to the irreparable harm of plaintiff and the Class.

        20.   By reason of the foregoing acts, practices, and course of conduct by defendants, plaintiff and the other members of the Class have been and will be damaged because they will not receive their fair proportion of the value of MEC's assets and business and will be prevented from obtaining fair consideration for their shares of MEC's common stock.

        21.   Plaintiff and the other members of the Class have no adequate remedy at law.

        WHEREFORE, plaintiff demands judgment as follows:

        A. Declaring this to be a proper class action and naming plaintiff as Class representative;

        B. Granting preliminary and permanent injunctive relief against the consummation of the Offer as described herein;

        C. In the event the Offer is consummated, rescinding the offer or awarding rescissory damages;

        D. Ordering defendants to account to plaintiff and to other members of the Class for all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

        E. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff's reasonable attorneys' and experts' fees; and

        F. Granting such other and further relief as may be just and proper.

ROSENTHAL MONHAIT GROSS & GODDESS, P.A.
By:	/s/ CARMELLA P. KEENER
Carmella P. Keener (DSBA No. 2810) 919 N. Market Street, Suite 1401 Wilmington, DE 19801 (302) 656-4433 Attorneys for Plaintiff

OF COUNSEL:

GOODKIND LABATON RUDOFF & SUCHAROW LLP
100 Park Avenue
New York, New York 10017
(212) 907-0700

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IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE IN AND FOR NEW CASTLE COUNTY
CLASS ACTION ALLEGATIONS
BACKGROUND AND SUBSTANTIVE ALLEGATIONS